UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated April 30, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: April 30, 2015

Exhibit 99.1

WuXi PharmaTech Announces Receipt of Proposal

SHANGHAI, China – April 30, 2015 – WuXi PharmaTech (Cayman) Inc. (“WuXi” or the “Company”) (NYSE:WX), a leading global contract R&D services provider, today announced that its board of directors has received a preliminary non-binding proposal letter, dated April 29, 2015, from a consortium (the “Consortium”) led by Dr. Ge Li (the “Chairman”), founder, chairman and chief executive officer of the Company, and Ally Bridge Group Capital Partners (“ABG”) that proposes a transaction (the “Transaction”) involving the acquisition of all outstanding shares of the Company not already owned by members of the Consortium for $46.00 in cash per American Depositary Share (“ADS”, each ADS representing eight ordinary shares), or $5.75 in cash per ordinary share. ABG is a global healthcare-focused investment group, founded and led by Mr. Frank Yu (formerly a Managing Director of Goldman Sachs and Och-Ziff Capital).

According to the proposal letter, the Consortium will form an acquisition company for the purpose of implementing the Transaction, and the Transaction is intended to be financed with a combination of debt and equity capital. The proposal letter also states that the Chairman and ABG have agreed to work together exclusively in pursuing the Transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s Board of Directors will form a special committee comprising independent directors of the Company (the “Special Committee”) to consider the proposed transaction. The Special Committee is expected to be authorized to retain independent advisors, including a financial advisor and legal counsel, to assist it in its work.

No decisions have been made by the Special Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

ABOUT WUXI

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology, and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For further information, please visit http://www.wuxiapptec.com.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release contains certain statements that are not descriptions of historical facts, but are “forward-looking” statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. WuXi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about WuXi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in WuXi’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. WuXi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

EXHIBIT A

April 29, 2015

The Board of Directors

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road

China (Shanghai) Pilot Free Trade Zone

Shanghai, 200131

China

Ladies and gentleman:

We, Dr. Ge Li (the “Chairman”), founder, chairman and chief executive officer of WuXi PharmaTech (Cayman) Inc. (the “Company”), and Ally Bridge Group Capital Partners (“ABG”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding shares of the Company not already owned by us in a transaction (the “Acquisition”), as described below.

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 16.2% to the Company’s closing price on April 28, 2015, a premium of 24.1% to the volume-weighted average closing price during the last 180 trading days and a premium of 8.7% to the Company’s 52 week high closing price.

1.	Consortium. The Chairman and ABG (together, the “Consortium Members”) will form an acquisition company for the purpose of implementing the Acquisition, and Consortium Members have agreed to work together exclusively in pursuing the Acquisition.

2.	Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS”, each representing eight ordinary shares of the Company) will be $46.00 in cash, or $5.75 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.	Funding. We intend to finance the Acquisition with a combination of equity and debt capital. Equity financing would be provided by the Consortium Members, their affiliates and any additional equity investors admitted to the Consortium, and we expect definitive commitments by financial institutions for the required debt to be in place when the Definitive Agreements (as defined below) are signed.

4.	Due Diligence. We have engaged Sullivan & Cromwell LLP as U.S. and Hong Kong legal counsel to the Consortium and Conyers, Dill, & Pearman as Cayman Islands legal counsel to the Consortium. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner with the full cooperation of the Company, and in parallel with discussions on the Definitive Agreements (as defined below).

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.	Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of the Chairman in the Acquisition, this Proposal contains the non-waivable condition that the Acquisition be approved by a properly constituted committee of independent directors and that the Acquisition be approved by the requisite majority of those shareholders that are not members of the Consortium.

7.	Confidentiality. We expect the Company to make a public announcement in connection with receiving our proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.	About ABG. ABG is a global healthcare-focused investment group, founded and led by Mr. Frank Yu (formerly a Managing Director of Goldman Sachs and Och-Ziff Capital) with a global healthcare investment portfolio in China, the United States, and Europe. ABG has expertise in cementing strategic partnerships between emerging healthcare companies and industry leaders, and across different geographies, particularly between the U.S. and China.

9.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

10.	Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[signatures begin on next page]

Sincerely,

/s/ Ge Li
Ge Li

ALLY BRIDGE CAPITAL PARTNERS

By:	/s/ Frank Yu
Name: Frank Yu Title: Founder and CEO